EXHIBIT 99.1

Gentium Receives Marketing Authorization From the European Commission for Defitelio(R) (Defibrotide)

VILLA GUARDIA, Italy, Oct. 22, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that the European Commission has granted a Marketing Authorization for Defitelio® (defibrotide) for the treatment of severe hepatic veno-occlusive disease ("VOD") in adults and children undergoing hematopoietic stem cell transplantation therapy. Defitelio® is the first approved treatment in the European Union for this life-threatening condition. This authorization is the formal endorsement of the positive opinion received from the European Medicine Agency's ("EMA") Committee for Human Medicinal Product ("CHMP") on July 26, 2013. The Company intends to begin commercialization of Defitelio® in the European Union in December 2013.

"Today's authorization of Defitelio® represents an important milestone for Gentium," said Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. "As the first drug to be approved for the treatment of severe VOD, Defitelio® will provide physicians with a life-saving option addressing a high unmet medical need for a disease with a high mortality rate, in excess of 80%. Gentium is proud of this achievement, which we believe will provide comfort and hope for patients and their families."

"The decision allows Gentium to market Defitelio® in the 28 Member States of the EU. We expect to begin commercial sales of Defitelio® through our own sales force and through our distributor partners by the end of 2013," said Adrian Haigh, SVP Commercial Operations and Chief Operating Officer of Gentium GmbH.

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP Finance, CFO/COO
         scalabrese@gentium.it

         or

         The Trout Group
         Chelsea Wheeler +1 646 378 2941
         cwheeler@troutgroup.com